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ANNUAL REPORTS
FORM X-17A-5
PART III

FEB 2 5 2025

Washington, DC

SEC FILE NUMBER
8-70054

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Rockefeller Financial LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

45 Rockefeller Plaza
(No. and Street)

New York	NY	10111
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Deirdre Patten	281-419-6030	DPatten@rockco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

10/20/2003	#34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, William Yannotta, affirm that, to the best of my knowledge and belief, the financial report pertaining to the firm of Rockefeller Financial LLC, as of and for the year ended December 31, 2024, is true and correct. I further affirm that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Financial Officer

[signature]

Notary Public

FRANK DUE
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01DU6442604
Qualified in KINGS County
Commission Expires 10/17/2026

This filing contains (check all applicable boxes):**

■ (a) Statement of financial condition.

■ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

■ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Rockefeller Financial LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Rockefeller Financial LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte + Touche LLP

February 24, 2025

We have served as the Company's auditor since 2018.

ROCKEFELLER FINANCIAL LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024

ASSETS		
Cash	$	150,427,459
Restricted cash		514,484
Receivable from clearing broker, net		22,583,255
Receivable from customers		21,406,132
Other assets		6,753,914
Furniture and equipment, at cost less accumulated depreciation of $4,232,405		6,053,225
TOTAL ASSETS	**$**	**207,738,469**
LIABILITIES AND MEMBER'S CAPITAL		
LIABILITIES		
Accrued compensation	$	150,567,659
Accounts payable, accrued expenses, and other liabilities		5,431,313
Payable to affiliates		753,900
TOTAL LIABILITIES		**156,752,872**
MEMBER'S CAPITAL		
Total Member's Capital		50,985,597
TOTAL LIABILITIES AND MEMBER'S CAPITAL	**$**	**207,738,469**

The accompanying notes are an integral part of this financial statement.

1. ORGANIZATION AND NATURE OF BUSINESS

Rockefeller Financial LLC (the "Company") is a single-member LLC that is wholly owned by RFS Opco LLC ("Parent") and is a wholly-owned indirect subsidiary of Rockefeller Capital Management L.P. ("Ultimate Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also a registered investment advisor ("RIA") registered with the SEC and the state of New York. The Company offers investment banking and wealth management services consisting of asset management and brokerage services. The U.S. dollar is the functional currency of the Company.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates
The preparation of financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. The Company makes estimates and assumptions in relation to the timing of recognition of fee revenue, employee compensation, allocation of expenses from affiliates, recoverability of receivables, accruals and related expenses. Actual results could differ from those estimates and assumptions, and such differences could be material.

Receivables
Receivables are stated at their net realizable value. Given no history of losses, the short-term duration of the receivables, and the high credit quality of the counterparties, the Company has determined that a provision for expected credit losses is not warranted.

Securities Transactions
Proprietary securities transactions, i.e., securities transactions entered into for the account and risk of the Company, in regular-way trades are recorded on the trade date.

Amounts receivable and payable for securities transactions that have not reached the contractual settlement date are recorded net in the Statement of Financial Condition in Receivable from clearing broker.

Securities are recorded at fair value in accordance with ASC 825, "*Financial Instruments*", and ASC 820, "*Fair Value Measurement*".

Fair Value of Financial Instruments

ASC 825, "*Financial Instruments*", requires the Company to disclose the fair value of financial instruments for which it is practicable to estimate fair value. Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and is best evidenced by a quoted market price.

ASC 820, "*Fair Value Measurement*", which defines fair value, established a framework for measuring fair value, and expands disclosures about fair value measurements. ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 describes three levels of inputs that may be used to measure fair value:

Level I – Assets are valued at unadjusted quoted prices for identical assets in active markets that the Company has the ability to access.

Level II – Assets are valued at quoted prices for similar or identical assets in inactive markets.

Level III – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Income Taxes
The Company as a single-member LLC is included in the partnership tax return filed by the Parent. The Company is disregarded for federal tax purposes and is generally included in the combined state and local income tax returns with the Parent and certain other subsidiaries of the Parent.

The Company, through its inclusion in the return of the Parent, could be subject to examination by the Internal Revenue Service ("IRS ") and other tax authorities in certain states in which the Company has significant business operations, such as New York.

The Company does not have any material unrecognized tax benefits as of December 31, 2024. The Company will record such unrecognized tax benefits only when new information is available or when an event occurs necessitating a change. Income tax positions must meet a more-likely-than-not recognition threshold at the date to be recognized.

Cash and Restricted Cash
The Company's cash and restricted cash balance of $150,941,943 at December 31, 2024, is held with three depository institutions and exceeds the $250,000 Federal Deposit Insurance Corporation coverage limit. As of December 31, 2024, the Company has $514,484 of restricted cash held within a Special Reserve Account for the Exclusive Benefit of Customers related to regulatory capital requirements.

Furniture and Equipment, including Depreciation
Furniture and equipment are carried at cost less accumulated depreciation. Furniture and equipment are depreciated using the straight-line method over the asset's estimated useful lives, which range from three to eight years.

New and Pending Accounting Pronouncements
In November 2023, Financial Accounting Standards Board ("FASB") issued ASU 2023-07, *Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures*. The ASU affects all for-profit entities that meet the definition of public entity. The ASU requires incremental segment line-item disclosures that are regularly provided to the chief operating decision maker, included within the segment's reported measures of profit or loss and are determined to be significant by management. The ASU became effective for the Company as of January 1, 2024 (see Note 11).

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740: Improvements to Income Tax Disclosures*"). The ASU requires qualitative disclosure about specific categories of reconciling items and individual jurisdictions that result in a significant difference between the statutory tax rate and the effective tax rate; disclosures regarding the amount of income taxes paid, net of refunds received, disaggregated by federal, state and foreign jurisdictions together with income taxes paid, net of refunds, for individual jurisdictions that comprise 5% or more of total income taxes paid; and disclosures of disaggregated domestic and foreign pre-tax income (or loss) from continuing operations along with disaggregated income tax expense (or benefit) by federal, state, and foreign components. Additionally, ASU 2023-09 eliminates certain disclosures for all entities that have been determined to no longer be relevant. The ASU is effective for the Company on January 1, 2025. The Company is currently assessing the potential impact of adopting ASU 2023-09 in the financial statement and accompanying disclosures.

In March 2024, the FASB issued ASU 2024-01, *Compensation—Stock Compensation (Topic 718) Scope Application of Profits Interest and Similar Awards.* This ASU clarifies how an entity determines whether a profits interest or similar award is (1) within the scope of ASC 718 or (2) not a share-based payment arrangement and therefore within the scope of other guidance. The guidance in ASU 2024-01 applies to all entities that issue profits interest awards as compensation to employees or non-employees in exchange for goods and services. The ASU is effective for the Company on January 1, 2026; early adoption is permitted. The Company is currently assessing the potential impact of adopting ASU 2024-01 in the financial statement and accompanying disclosures.

Recent accounting pronouncements not discussed above are not applicable to the Company's financial statement and supplemental disclosures.

3. Receivable from and Payable to Broker-Dealers and Clearing Organizations

The Company clears its proprietary and customer transactions through National Financial Services LLC ("NFS") on a fully disclosed basis. The receivable from the clearing broker relates to the net amount due to the Company for the transactions in the Company's proprietary accounts and fees earned by the Company on customer transactions.

The carrying amounts of receivables approximate fair value because of their short-term nature. As of December 31, 2024, the amount of the receivable from the clearing broker was $25,082,529 (inclusive of a $1,000,000 clearing deposit with NFS) netted with a payable for fees to NFS of $2,499,274. Receivables and payables are settled on a net basis.

4. Receivable from Customers

Receivable from customers include amounts for fees due to the Company from clients for outstanding investment management fees and investment banking transactions. The carrying amounts of receivables approximate fair value because of their short-term nature. As of December 31, 2024, receivable from customers was $21,406,132.

5. Other Assets

Other assets consist primarily of prepaid expenses related to compensation, registrations, and insurance, as well as call warrants purchased to economically hedge the Ultimate Parent's deferred compensation programs. The call warrants are considered derivatives in accordance with ASC 815, "*Derivatives and Hedging*", and are carried at fair value. The call warrants are classified as Level 2 in the financial instrument fair value hierarchy as their fair value is calculated using a model with inputs that are readily observable; the fair value represents the gross amount. As of December 31, 2024, the fair market value of the call warrants was $2,660,823. Other assets also include other marketable securities, classified as Level 1 in the financial instrument fair value hierarchy, with a fair market value of $408,490 as of December 31, 2024.

6. Furniture and Equipment

At December 31, 2024, furniture and equipment, net, consisted of the following:

Furniture and fixtures	$	6,358,425
Office equipment		3,562,658
Telecommunications equipment		364,547
Furniture and equipment, at cost		10,285,630
Accumulated depreciation		(4,232,405)
Furniture and equipment, net	$	6,053,225

7. Accrued Compensation

As of December 31, 2024, the Company had outstanding compensation liabilities of $150,567,659. The majority of accrued compensation relates to commissions and bonuses payable to financial advisor teams that were hired by the Company.

8. Long-Term Incentive Plans

Defined Contribution Retirement Plan

Full-time and part-time eligible employees of the Company with at least three months of service participate in the Rockefeller 401(k) Savings and Retirement Plan (the "401(k) plan"), a trusted, defined contribution retirement plan. The Company makes an automatic contribution equal to three percent of each employee's salary.

Additionally, the Company matches 100 percent of participating employees' 401(k) plan contributions, up to four percent of salary within IRS limits. No portion of the Company's matching contribution account vests until the employee has completed three years of service, at which point it becomes 100 percent vested. All other components of the Company's contributions are vested immediately.

Executive Valuation Multiplier Plan
On January 1, 2019, the Ultimate Parent implemented the Executive Valuation Multiplier Plan ("EVMP"). The purpose of the EVMP is to assist the Ultimate Parent in attracting, retaining, motivating and rewarding individuals who are expected to make important contributions to the Ultimate Parent by providing such individuals with restricted cash incentives that are intended to better align the interests of such individuals with those of the Ultimate Parent. The value of the EVMP grants upon vesting will be based on the change in the fair market value, as defined in the governing documents, of the Ultimate Parent over the vesting term. The terms and conditions of the EVMP awards are determined at the sole discretion of the Ultimate Parent.

As of December 31, 2024, the outstanding liabilities of the Company that relate to the EVMP of $334,054 are included in accrued compensation in the Statement of Financial Condition. EVMP awards are generally subject to a three- to five-year vesting period.

Executive Deferral Plan
On October 1, 2019, the Ultimate Parent implemented the Executive Deferral Plan ("EDP"). The purpose of the EDP is to assist the Ultimate Parent in attracting, retaining, motivating, and rewarding individuals who are expected to make important contributions to the Ultimate Parent by providing such individuals with restricted cash incentives that are intended to better align the interests of such individuals with those of the Company. The value of the EDP grants upon vesting is based on the change in the fair market value of the underlying investments. The terms and conditions of the EDP awards are determined at the sole discretion of the Ultimate Parent.

As of December 31, 2024, the Company's outstanding liabilities related to the EDP amounted to $15,952,594 and are included in Accrued compensation in the Statement of Financial Condition. EDP awards are generally subject to a three- to five-year vesting period.

Equity Appreciation Rights Plan
On January 1, 2021, the Ultimate Parent implemented the Equity Appreciation Rights Plan ("EARS"). EARS awards generally vest 25% on the second anniversary of the grant date, 25% on the third anniversary of the grant date; and the remainder on the date on which a "Liquidity Event" (as defined under the Class B Unit Plan) occurs. Upon vesting, the value of the EARS award is payable in cash, in an amount equal to the excess of the fair market value of the Ultimate Parent's Class A Units on the vesting date over the fair market value on the grant date, as those values are determined based on the method described in the plan's governing documents.

As of December 31, 2024, the Company's outstanding liabilities related to EARS amounted to $1,258,927 and are included in accrued compensation in the Statement of Financial Condition.

9. Related Parties

The Company receives support and services from Rockefeller & Co LLC ("RCO") and Rockefeller Capital Management Insurance Services LLC ("RCMIS") and provides services to Rockefeller Trust Company, DE ("RTCDE") and Rockefeller Trust Company, NA ("RTCNA") pursuant to Administrative Services Agreements. As of December 31, 2024, the outstanding payable to affiliates was $753,900, included in Payable to affiliates in the Statement of Financial Condition.

The Company provides services to and engages in transactions with clients, which include certain officers of the Ultimate Parent, which are related parties. As of December 31, 2024, the outstanding receivable was $707,269, included in the Receivable from customers in the Statement of Financial Condition.

10. Accounts Payable, Accrued Expenses and Other Liabilities

Accounts payable, accrued expenses, and other liabilities are attributable to amounts due to service providers. The amounts are either based on an invoiced amount or accrued based on information available to the Company as of December 31, 2024. The payment of these amounts spans one month to one year.

11. Segment Information

The Company is engaged in a single line of business as a securities broker-dealer, providing investment banking and wealth management services consisting of asset management and brokerage services.

The Company has identified the Ultimate Parent's Chief Executive Officer ("CEO") as the chief operating decision maker ("CODM"). The CODM uses net income to evaluate the results of business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 12), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment because the Company effects transactions primarily within the U.S. and the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

12. Capital and Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital (Rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2024, the Company had Net Capital of $14,683,188, which was $14,433,188 in excess of its required net capital of $250,000.

13. Commitments and Contingencies

The Company has no commitments, contingencies or guarantees. From matters arising in the ordinary course of business, the Company at times may be subject to actual, pending or threatened litigation, claims or assessments. Although there can be no assurance of the outcome of such matters, in the opinion of management, as of December 31, 2024, the Company had no potential liabilities related to any such matters which would, either individually or in the aggregate, materially affect its financial statement.

In the normal course of business, the Company may enter into legal contracts that contain a variety of representations and warranties providing general indemnification. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be against the Company that have not yet occurred. However, management does not expect that these indemnifications will have a material adverse effect on the Company's financial position or results of operations.

14. Subsequent Events

The Company performed an evaluation of events that have occurred subsequent to December 31, 2024, and through the date this financial statement was issued.

There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statement.